

Mail Stop 3233

January 17, 2018

<u>Via E-mail</u>
Fred Boehler
President and Chief Executive Officer
10 Glenlake Parkway
South Tower, Suite 600
Atlanta, Georgia 30328

> **Re:** **Americold Realty Trust**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed January 9, 2018**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed January 12, 2018**
> **File No. 333-221560**

Dear Mr. Boehler:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 29, 2017 letter.

Summary Selected Historical and Unaudited Pro Forma Condensed …, page 33

1. We note that you have recorded an adjustment for stock-based compensation expense to arrive at Core FFO and Adjusted FFO on page 39. Please expand your disclosure to clarify management's reasons behind the two separate adjustments.

Dilution, page 90

2. Please tell us how you calculate the pro forma net tangible book value per share of $2.48 upon the completion of this offering.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Kevin Woody, Accounting Brach Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: C. Spencer Johnson, III
       King & Spalding LLP